

March 22, 2013

Via E-mail
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

> **Re:** **Lennar Corporation**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed March 18, 2013**
> **File No. 333-186492**
> **Form 10-K for Fiscal Year Ended November 30, 2012**
> **Filed January 29, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 1, 2013**
> **File No. 001-11749**

Dear Mr. Sustana:

We have reviewed the above-referenced filings and have the following comments.

Amendment No.1 to Form S-4

Prospectus

1.   As previously requested in comment three in our letter dated March 5, 2013, please revise your disclosures on the cover of the prospectus and on page seven to clarify that the guarantees are full and unconditional and joint and several. Please refer to Article 3-10(f) of Regulation S-X.

Form 10-K for Fiscal Year Ended November 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23
Results of Operations, page 24

2.   We note your response to comment nine in our letter dated March 5, 2013. Please confirm to us that when evaluating the materiality of the impact to gross margins on home sales of positive or negative changes in construction costs, or any other costs of homes sold, you are making the evaluation on a standalone basis and not on a net basis with changes in average sales prices. In this regard, each material factor impacting the

line items comprising income from continuing operations, positive or negative, should be disclosed quantitatively and qualitatively. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

3. We note your response to comment 18 in our letter dated March 5, 2013. In future filings, please expand your disclosure to provide investors with a more comprehensive explanation of the settlement agreement with LNR, as your share of the unconsolidated entity's impairment charge is 91.8% of the Lennar Homebuilding equity in loss from unconsolidated entities line and the gain recognized from the exchange of non-monetary assets is 53.7% of the Lennar Homebuilding other income, net line of your fiscal year 2011 consolidated statements of operations.

Homebuilding Segments, page 29

4. We note your response to comment 11 in our letter dated March 5, 2013. With reference to the specific disclosure you included in your response letter, you did not provide investors with an understanding as to why Maryland and Virginia reported declines in the number of home deliveries in 2012 as compared to 2011. For your Central reportable segment, you did not provide investors with an understanding as to why Colorado's average sales price of homes delivered declined in 2012 as compared to 2011, and why Colorado did not have a greater percentage of deliveries from new higher margin communities in 2012 as compared to 2011 unlike the other states in your Central reportable segment. In the Other reportable segment, Illinois was the only state in this segment with a decline in the number of homes deliveries without an explanation provided. As such, it is unclear how you determined that your discussion and analysis provided in your 2012 Form 10-K fully complies with Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

5. We note your response to comment 13 in our letter dated March 5, 2013, in which you note that the Summary of Homebuilding Data includes unconsolidated entities; however, the discussion and analysis of the reportable segments operating results do not include the unconsolidated entities. Please tell us your consideration of separately presenting the information in the Summary of Homebuilding Data for your reportable segments and the corresponding states from unconsolidated entities to allow investors to better understand your segment operating results and your earnings from equity method investees. At a minimum, it would appear that additional disclosures should be provided to the tables in the event the combined presentation alters the trends of your reportable segments, as noted for the West in your response letter.

1. Summary of Significant Accounting Policies, page 78

6. We note your response to comment 17 in our letter dated March 5, 2013. While we understand that the revenues from management fees may not have been material to your consolidated financial statements, the revenues are 16.9% of your Rialto Investment

reportable segment's revenues. As such, please disclose the significant accounting policies for your Rialto Investment reportable segment in future filings beginning with your next Form 10-Q to allow investors to understand the accounting policies for your reportable segment operating results.

4. Lennar Homebuilding Investments in Unconsolidated Entities, page 95

7.   We note your response to comment 19 in our letter dated March 5, 2013. While we understand that you no longer have an ownership interest in the Platinum Investment at the end of fiscal year 2011, it remains unclear how you determined that you were not required to provide financial statements for Platinum Investment on an audited basis for fiscal year 2011 through the date of sale and an unaudited basis for fiscal year 2010 in accordance with Article 3-09 of Regulation S-X. Please advise. Please not that any waiver requests for relief from the requirements of Article 3-09 of Regulation S-X should be made to the Division of Corporation Finance's Office of Chief Accountant.

17. Supplemental Financial Information, page 126

8.   We note your response to comment 26 in our letter dated March 5, 2013. To help us better understand your explanation for the significant amount of operating cash flows attributable to the parent company that does not have any operating activities, please provide us with reconciliations for net earnings and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for all three fiscal years (i.e., the indirect method). As part of your response, please explain to us why you are adding and then subtracting the equity in earnings from subsidiaries recognized in the statement of operations in the reconciliation, including the specific reference to ASC 230-10 that supports your presentation. We note your position that the earnings you have recognized from your equity method investees are dividends to the parent company from the subsidiaries. It is unclear how your current consolidating statements of cash flows support your position that this is a cash activity for the parent company and the guarantor and non-guarantor subsidiaries. Please refer to ASC 230-10-45-15 and 45-16 for guidance. Finally, please address your compliance with ASC 230-10-45-13 regarding loans from your parent to the guarantor and non-guarantor subsidiaries.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 13

9.   We note your response to comment 27 in our letter dated March 5, 2013. Since Item 402(k)(2)(v) of Regulation S-K requires disclosure of the dollar value of earnings for services performed during a fiscal year pursuant to "non-equity incentive plans as defined in paragraph (a)(6)(iii)," neither the deferred cash portion, nor deferred the stock portion of a director's fee appear to constitute compensation "intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by

reference to [the company's] financial performance …, the [company]'s stock price, or any other performance measure." As such, please revise your future filings to disclose the deferred cash portion of the directors' fees under "Fees Earned or Paid in Cash," and the deferred stock portion under "Stock Awards," in each case including footnote disclosure of the actual amount representing the deferred cash/stock portion of the directors' fees, separately identifying the amounts representing any dividends paid with regard to the Class A common stock.

Executive Compensation, page 15

Compensation of our Chief Executive Officer, page 21
Compensation of our President and our Chief Operating Officer, page 21
Compensation of Other Named Executive Officers, page 22

10.   We note your responses to comments 28 and 29 in our letter dated March 5, 2013. If the compensation committee's evaluation of (i) "qualitative/subjective factors," or (ii) elements of an executive officer's individual performance, and the related compensation decisions represent subjective determinations made in the committee's sole discretion, please clearly disclose this fact in future filings and describe even broad subjective factors. Please expand your future disclosure to provide better insight into the committee's decision making process. Statements such as "it is possible that particular members of the Compensation Committee took other items into account in making their determinations" are rather broad and ambiguous.

Grants of Plan-Based Awards, page 25

11.   We note your response to comment 30 in our letter dated March 5, 2013. Please note that in accordance with Instruction 1 to Item 402(d), tabular disclosure "shall be provided for each grant of an award made to a named executive officer during the fiscal year." In addition, if the awards are made in the same year they are earned and the earned amounts are disclosed in the Summary Compensation Table, the grant of the award would be reported as a non-equity incentive plan award in the Grants of Plan-Based Awards table, and the heading over columns (c), (d) and (e) of the grants may be changed to "Estimated possible payouts under non-equity incentive plan awards." Please revise your future filings accordingly. For guidance please refer to Section II.C.1.c.ii of SEC Release No.33-8732A and Question 120.02 of Regulation S-K Compliance and Disclosure Interpretations found in the Commission's website.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David W. Bernstein, Esq.
        K&L Gates LLP